March 31, 2006
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:   Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Alkermes, Inc. Form 10-K for the Fiscal Year Ended March 31, 2005 Form 10-Q for the Quarterly Period Ended June 30, 2005 File No. 001-14131
Dear Mr. Rosenberg:
This letter is being furnished pursuant to the commitment the Company made during the conference call with the SEC staff on Friday, March 3, 2006. The Company is providing background information on its 2002 Redeemable Convertible Preferred Stock and an accounting analysis of its features. Reference is made below to the headings under which the staff comments were captioned in the original SEC comment letter.
Form 10-K for the Fiscal Year Ended March 31, 2005
Notes to Consolidated Financial Statements, page F-6
9. Convertible Preferred Stock, page F-18
BACKGROUND
On December 13, 2002, Alkermes, Inc. (“A”) and Eli Lilly and Company (“L”) agreed to a transaction whereby A would issue 3,000 shares of 2002 Redeemable Convertible Preferred Stock (the “Preferred”) for consideration of $10,000 per share, or $30 million. This transaction closed on that date.
Concurrently, A and L agreed to a modification to a product development agreement (“Amendment No. 2”), which increased the royalty rate to be earned by A on a pulmonary insulin product developed under the agreement from 6.9% to 10.2%. In addition, Amendment No. 2 also provided for commitments by A to spend funds obtained upon issuance of the Preferred for purposes designated by the agreement. Amendment

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March 31, 2006

No. 2 also provided a schedule of potential royalty reductions in the event that L chose to exercise certain rights granted to it under the purchase agreement covering the Preferred.
RIGHTS AND PREFERENCES OF THE PREFERRED STOCK
The discussion which follows outlines the features of the Preferred. It consists of a synthesis of information contained in the following documents:
1.	Development and License Agreement dated April 1, 2001;

2.	Amendment No. 1 to the Development and License Agreement dated February 8, 2002;

3.	Amendment No. 2 to the Development and License Agreement dated December 13, 2002;

4.	Stock Purchase Agreement dated December 13, 2002; and,

5.	Resolutions Establishing 2002 Redeemable Convertible Preferred Stock, submitted to the Pennsylvania Secretary of State on December 13, 2002.
These documents are collectively referred to as (the “Documents”). The Development and License Agreement and related amendments are collectively referred to as the “Agreement”.
Liquidation — The Preferred contains a liquidation preference over the common stock in the amount of $10,000 per share, or issuance price. Liquidation is defined as a voluntary or involuntary winding up or liquidation of A; it does not include changes in control of A.
Dividends — the Preferred is not entitled to dividends, other than as may be declared by the Board of Directors of A.
Voting Rights — so long as the Preferred remains outstanding, it is entitled only to vote on matters related to proposed changes to the rights and preferences enjoyed by the Preferred on an as-converted basis. There are no other voting provisions in the Documents.
Registration Rights — A agreed to file a resale registration statement covering the common shares into which the Preferred is converted upon a conversion event and to use its best efforts to have such statement declared effective. In addition, A agrees to use its best efforts to ensure the common stock so issued complies with applicable Blue Sky laws. Costs associated with these rights to be paid by A are limited to one-half of the cost of the registration itself. All other costs are the responsibility of L. In addition, A agreed to make and keep available required public information outlined in Rule 144. There are no remedies or payments provided to L in the event that A is unable to comply with these requirements.
Conversion Features (“Conversion Features”) — the Preferred is convertible into common stock under four scenarios. In each case, the conversion price is based on the trailing ten

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March 31, 2006

day average price up to the day immediately prior to conversion, unless the price per share on the day of conversion has increased or decreased by more than 20%, in which case the price on the day of conversion is used. The four scenarios are as follows:
1.	After January 15, 2005, A may convert the Preferred in whole or in part at any time. If A converts the Preferred in whole, the royalty rate locks in at the then current rate (at the present time the rate is 10.2%);

2.	If the project is deemed commercially infeasible (“CI”) prior to January 1, 2005, then the Preferred automatically converts. Note that this right no longer has any force or effect, as commercial feasibility was defined broadly by A and L to include filing of an NDA related to ANY pulmonary insulin product by ANY company. Such an NDA for a pulmonary insulin product was filed by one company, and the FDA approved the product for marketing. Therefore, the date of expiration of this right has passed, and this right is effectively cancelled;

3.	Upon breach of the Agreement by A, the Documents provide that a partial conversion of the Preferred will occur, to the extent that $25 million exceeds the spending by A through the date of breach on the projects covered by the Agreement. All of the $25 million had been spent as of December 31, 2004, so this right is effectively cancelled.

4.	The shares will automatically convert upon the filing of an NDA related to products covered by the Agreement by L.
Note that there are caps on the amount of shares to be issued by A in the event of a conversion. These caps are:
a)	In no event shall A be required to issue more than 19.9% of its outstanding common stock; and,

b)	In no event shall A be required to issue more than 5% of its outstanding common stock in a single conversion. To the extent that the Preferred would convert into more than 5% of A’s outstanding common stock, the Documents provide that the conversion event will rollforward one year, at which time the conversion price will be based on market prices at that future time. This “rollforward” continues until all Preferred shares are converted.
Redemption Features — the Preferred contains a specific redemption right. In the event of termination of the Agreement for any reason other than CI or a breach by A, the Preferred is redeemable for $0.01 per share, to the extent that a conversion of the Preferred has not occurred.
Put and Call Features — Each of A and L have certain rights with respect to the Preferred.
•	A has the right, but not the obligation, to call the Preferred at any time or from time to time on or after January 15, 2005 in consideration for a reduction in the royalty rate, based on a sliding scale (described below). L has the right to approve or disapprove of such call, in which event, A must wait a year to exercise its right again.

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•	L has the right, but not the obligation, to require A to call the Preferred at any time, or from time to time on or after January 15, 2005, in consideration for a reduction in the royalty rate, based on a sliding scale (described below). Upon notice from L, A is precluded from exercising either its option to call or convert.
The royalty under the Agreement was set at 10.2%. In the event of the exercise of the puts and calls described above, the royalty rate will be reduced as follows:

If either party exercises:	The reduction in royalty rate will be:
On or before December 31, 2006	3.3% (reducing the rate to 6.9%)
After December 31, 2006, but before December 31, 2007	2.2% (reducing the rate to 8%)
After December 31, 2007, but before December 31, 2008	1.1% (reducing the rate to 9.1%)
After December 31, 2008	No reduction in the royalty

The reduction in royalty is pro-rated based on the proportional amount of Preferred redeemed or called. For example, if only one-half of the Preferred is redeemed or called on December 31, 2006, the reduction in royalty rate would be one-half of 3.3%, or 1.65%. In addition, A can convert at any time after January 15, 2005, in whole or in part, and in the event A converts in whole, the royalty rate locks in at the then current rate (the present rate is 10.2%).
ACCOUNTING ANALYSIS OF THE FEATURES
Should a Portion of the Proceeds be Allocated to a Revenue Element?
No. While the Documents include terms which impact the ongoing revenue to be earned under a royalty arrangement, the form of the arrangement is an investment by L in the preferred stock of A. While one could posit that some allocation of the $30 million to the development portions of the Agreement would be necessary, the following observations would seem to support a conclusion that until such time as L or A exercised their put or call rights, no allocation to revenue would be required:
a)	The form of the investment by L, while earmarked to the pulmonary insulin project, is an equity investment;

b)	Until 2008, the rights that are present in the Preferred provide the possibility that A could be required to either deliver $30 million of common stock (in the event that L filed an NDA for the product), which is not predicated on demonstrated CI or a royalty reduction which is reducing over time and proportional to how much of the Preferred is tendered for redemption. Therefore, the rights provided to L would appear to provide L with the right to receive at least $30 million in future value, leading to a conclusion that no current revenue element exists at the time of issuance; and,

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March 31, 2006

c)	After 2008, the Preferred remains outstanding, subject only to A’s conversion rights. There are no further rights available to L.
Essentially, after January 15, 2005 and prior to 2008, there are three outcomes for this arrangement: (1) a preferred stock with a guaranteed floor value of $30 million (as measured by the conversion value); (2) the exercise of the put by L, reducing future royalties to be paid on sales of a pulmonary insulin product, and; (3) conversion of the preferred stock to common stock by A, in whole or in part, and locking in a higher royalty rate. Until such time as the first two outcomes have gone away, it would appear imprudent to allocate any of the consideration to revenue. Should L exercise its put, the entire carrying value of the preferred would be reclassified as deferred revenue and amortized to income over the period that royalties would be earned by A. However, until such time as a decision is made by L as to the disposition of the Preferred, A cannot allocate any portion of the proceeds to revenue.
EITF Issue No. 00-21 is existing guidance with respect to multiple deliverable arrangements. However, EITF Issue No. 00-21 is effective for contracts entered into in fiscal periods beginning after June 15, 2003. This arrangement was executed on December 13, 2002. Therefore, this arrangement is not subject to the guidance contained in EITF Issue No. 00-21.
Is the Preferred a Liability under the Provisions of SFAS 150?
No. The Preferred is not mandatorily redeemable, as there is no fixed or determinable date for redemption. In the event that neither A nor L exercise their rights relative to the Preferred, the Preferred is essentially a perpetual class of capital stock.
Do the Liquidation Rights or Registration Rights Impact the Accounting?
No. As described above, the liquidation rights come into effect only upon a liquidation or winding up of A. They are not triggered by a change in control or any other contingency. Accounting principles generally accepted in the United States do not require separate recognition of this type of feature. In addition, there are no penalty provisions or other form of recourse to L in the event of failure to register the shares. Again, in this situation, accounting principles generally accepted in the United States do not require separate recognition of this type of feature.
Do the Conversion Features Require Separate Accounting Under SFAS 133?
As noted above, there are four scenarios under which the Preferred may be converted to common stock. Of these four scenarios, only two remain possible at this time: A’s right to convert at any time; and automatic conversion upon filing of an NDA related to the products covered by the Agreement with L. Conversion upon determination of CI is no

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March 31, 2006

longer possible, as an NDA for a pulmonary insulin product was filed by one company and the product was approved by the FDA. Therefore, the breach provisions would no longer apply, as A has spent the full $25 million mandated by the Documents.
For purposes of evaluating whether separate accounting is required for the Conversion Features, the Company believes that the Preferred must be considered a debt host. This conclusion is reached as a result of the Redemption Features of the security; effectively, because it is possible that the security could be redeemed through the delivery of cash and/or other assets (such assets include future royalties foregone in the event that L puts the shares back to A). Under SFAS 150, the security is conditionally redeemable, and this fact would appear to require that the Preferred be evaluated as a debt host. In addition, because of the variable nature of settlement, the Preferred would not be considered a “plain-vanilla” convertible instrument. Therefore, the Conversion Features are not clearly and closely related to the purpose of the host instrument.
Since the Preferred would appear to meet the conditions in paragraph 12a. and 12b. of SFAS 133, we next evaluated the Conversion Feature under paragraph 12c. The Conversion Features must be settled in shares; there are no possible contingencies under which A would be required to settle the Conversion Features in cash. Therefore, pursuant to paragraph 9 of EITF 00-19, the initial assessment is that the classification of the Conversion Features would be as permanent equity; however, we must continue our evaluation under EITF 00-19 to consider paragraphs 12 to 32 of that statement. That discussion follows:

EITF 00-19 Condition	Evaluation of Preferred
Paragraph 14 — “The contract permits the company to settle in unregistered shares”	Generally, under the Stock Purchase Agreement, A is allowed to settle the Conversion Features with unregistered shares. However, in Section 7.2 of the Stock Purchase Agreement, A has agreed to file a registration statement covering the shares and to utilize its best efforts to have that registration statement declared effective. However, there are no remedies to L in the event that the registration statement is not declared effective. Therefore, it appears that A can settle the Conversion Features with unregistered shares and the condition in paragraph 14 is met.

Paragraph 19 — “The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding”
Because the Conversion Features provide for continual adjustment in the number of shares into which the Preferred may be converted, it would appear that the condition in paragraph 19 is NOT met, as it is possible that insufficient authorized and unissued shares would be available in some circumstances to cover the exercise of the Conversion Features. However, see the discussion under the criteria in paragraph 20.

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March 31, 2006

Paragraph 20 — “The contract contains an explicit limit on the number of shares to be delivered in a share settlement”	As discussed above, the Conversion Features provide for continual adjustment in the number of shares into which the Preferred may be converted. However, the Restated Articles of Incorporation provide caps on the number of shares into which the Preferred can be converted, both on an individual transaction basis and in the aggregate. The maximum number of shares into which the Preferred can be converted is limited to 19.9% of A’s outstanding common stock. In the event that this limit is reached, there are no remedies for L; there are no cash make-whole features or other provisions.

A’s authorized capital provides for a maximum of 160 million available shares of common stock. At the date of issuance of the Preferred, there were 64 million shares outstanding, leaving approximately 96 million shares available for other purposes. At the date of issuance of the Preferred, there were approximately 20 million potential shares pursuant to option plans and other convertible securities.

Therefore, at inception of the Preferred, there were more than sufficient shares available to satisfy the maximum number of shares issuable on exercise of the Conversion Features. Therefore, it appears that the criteria in paragraph 20 is met and that this clause also mitigates the failure to meet the criteria in paragraph 19.
Paragraph 25 — “There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC”	Under the terms of the Stock Purchase Agreement in Section 7.9, A has agreed, from the conversion date to a date three years later, to make and keep public information available as defined in Rule 144 and to file timely all reports required to be filed with the SEC. However, there are no remedies available to L in the event that A fails to comply. Therefore, it appears that the condition in paragraph 25 is met.

Securities and Exchange Commission
March 31, 2006

Paragraph 26 — “There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions)”
There are no make-whole provisions present in any of the Documents, nor do there appear to be any provisions present which could be construed as to require any form of a top-off or cash payment. Therefore, it appears that the condition in paragraph 26 is met.
Paragraph 27 — “The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares”	As discussed above, there are no provisions for any form of cash settlement related to the Conversion Features. Therefore, it appears that the condition in paragraph 27 is met.
Paragraph 29 — “There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract”	Upon exercise of the Conversion Features, L would possess no rights other than those enjoyed by other holders of the common stock of A. Therefore, it appears that the condition in paragraph 29 is met.
Paragraph 32 — “There is no requirement in the contract to post collateral at any point or for any reason”	There are no provisions in the Documents which would appear to require A to post collateral at any point or for any reason. Therefore, it appears that the condition in paragraph 32 is met.

Based on the analysis above, the Conversion Features appear to meet the scope exception in paragraph 11a. of SFAS 133, and separate recognition would not appear to be required. In addition, because of the market rate conversion element, the Conversion Features would generally have a fair value of approximately zero until such time as the fair value of the underlying common stock had declined to a point such that the cap on shares to be issued was hit.
Do the Call/Put Feature Require Separate Accounting Under SFAS 133?
Because the value of the Call/Put Feature is dependent on a variable which is not clearly and closely related to the purpose of a host instrument, the feature appears to meet the criteria in paragraph 12a. of SFAS 133. In addition, the Preferred meets the conditions in paragraph 12b. of SFAS 133. Therefore, determination of whether this feature requires separate accounting is dependent on the evaluation of the Preferred under paragraph 12c.

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Paragraph 12c. indicates that, assuming that 12a. and 12b. have been met, a feature which as a separate instrument would meet the conditions in paragraphs 6 to 11 would require separation from the host instrument and accounting as a derivative. However, the underlying from which the Call/Put Feature derives its value is the future sales value of the pulmonary insulin product and the changes in the royalty stream to be earned by A pursuant to the Agreements. Paragraph 10e. of SFAS 133 provides for a scope exception for contracts not traded on an exchange when the underlying on which settlement is based is specified as volumes of sales of one of the parties to the contract. Since the ultimate payoff of the Call/Put Feature is predominantly dependent on potential future sales of pulmonary insulin by L, the Call/Put Feature would appear to qualify for this scope exception, and separation from the Preferred is not required.
How Should the Preferred be Classified on the Balance Sheet?
As discussed above, an evaluation of the Preferred under SFAS 150 would appear to indicate that the initial classification of the Preferred should be as an equity instrument. This conclusion is due to the conditionally redeemable status of the Preferred.
However, as A is a registrant and the Call/Put Feature could be deemed to be a circumstance where redemption is outside the control of A, the Preferred must be evaluated under the provisions of EITF Topic D-98, “Classification and Measurement of Redeemable Securities.”
Paragraph 4 of D-98 indicates that any possible event which could trigger redemption should be considered to indicate that classification as permanent equity is inappropriate. The put element of the Call/Put Feature could require redemption of the Preferred in exchange for a reduction in the royalties payable by L to A under the Agreements. While exercise of the put would not require A to proffer cash to L in satisfaction of the redemption right, the reduction in royalties and resultant foregoing of future cash receipts by A would appear to represent the transfer of an asset to L pursuant to redemption and, therefore, appears to be a possible event which could trigger redemption.
Therefore, we conclude that until such time as the put element of the Call/Put Feature expires, the Preferred must be classified as temporary equity pursuant to the requirements of ASR 268.
At What Value Should the Preferred be Recorded in Temporary Equity at Issuance?
Paragraph 15 of D-98 indicates the SEC staff’s view that the initial carrying value of a redeemable preferred stock should be its fair value at the date of issuance. As discussed above, there are no other elements to which consideration should be allocated in this instrument and no features which require separate accounting present in the rights and preferences of the Preferred; therefore, the entire proceeds received by A should be

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recorded in temporary equity at issuance. As a result, the initial issuance value of $30 million was recorded into temporary equity.
At What Amount Should the Preferred be Carried Subsequent to Issuance?
Paragraph 15 of D-98 provides guidance regarding subsequent accounting for the Preferred. Because L can exercise its put right at any time, the Preferred should be carried at its redemption value at each balance sheet date. Changes in value should be recorded in the same manner as dividends on non-redeemable stock as charges or credits to stockholders’ equity.
The Company has previously communicated to the Staff its conclusion that it would not be appropriate to reduce the value of the Preferred until such time as the rights of L to redeem the security had passed. In an earlier response, the Company has attempted to articulate its reasoning in that regard. We point out to the Staff that L has certain rights within this arrangement which effectively places a floor on the value to be received by L in either a conversion or a redemption situation. Effectively, through 2008, L has two possible scenarios to consider: first, to file an NDA (which can be done at any time and does not require proof of efficacy or marketability of the product) and force conversion for $30 million of common stock or, second, to exercise its put rights and require redemption of the Preferred in exchange for the specified reductions in royalties payable to A. In either case, L is assured of a minimum of $30 million of value from the disposition of this security. Therefore, we believe it imprudent to reduce the value of the Preferred while these two alternatives exist. The Company has considered during each reporting period whether increases or decreases have occurred in the value of the Preferred and has concluded that none have occurred to-date. These conclusions are based, in part, on the following:
•	The value of the Preferred at issuance was negotiated between the parties and, as noted by Mr. Frates during our most recent phone conversation, was believed by the parties at the time to be representative of the value of the potential reduction in the royalty stream from the pulmonary insulin product.

•	The project has continued to progress, generally in line with the expectations of the parties at the time of the issuance of the Preferred.

•	Significant amounts of additional funding are required to complete the pulmonary insulin project; L is under no commitment to provide such funding, and A does not presently have the capacity to raise sufficient capital to fund the project. As noted, L has a significant number of projects in process and may be unwilling to commit the necessary funds in the future. In effect, L will be required to invest significant funds in the project to ensure that its put right has value.

•	In October 2005, A exercised its right to convert one-half of the outstanding Preferred shares to common, issuing at that time $15 million of common stock (measured at market value) in exchange for $15 million of face value Preferred. A would not have exercised this right had it believed that the value of the Preferred had declined substantially, because in the case of a substantial decline it would have been economically disadvantageous to A to convert the Preferred.

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•	As noted above, L can force conversion to common stock at any time through 2008 by filing an NDA covering the product. Filing an NDA is entirely within L’s control and, as explained to the Staff in our most recent phone conversation, does not require actual proof of a commercially feasible product. Given that L could force a market value conversion for the full carrying value of its Preferred investment, the Company does not believe that L feels that the value of the Preferred has declined substantially, because in the case of a substantial decline, it would be potentially economically disadvantageous to L to not convert the Preferred.

•	As noted, in October 2005, A exercised its right to convert one-half of the outstanding Preferred shares to common, issuing at that time $15 million of common stock (measured at market value) in exchange for $15 million of face value Preferred. While L did not possess the right to block this conversion, L has taken no subsequent action with respect to its remaining investment in the Preferred. As a result of the Preferred conversion, the potential reduction in the royalty rate under the Agreements has now been reduced by 50%. The Company believes that had the value of the redemption right present in the Preferred increased substantially in value, L would have exercised its right to put the shares back to A to protect its investment. To not have exercised when they believed that the value had increased significantly, could potentially be economically disadvantageous to L, given A’s ability to convert the remaining shares at any time. The Company acknowledges that options are generally considered to have the maximum value to a holder immediately before they expire; however, the conversion features enjoyed by A, coupled with the declining reduction in the royalty rate over time, have the effect of significantly increasing the probability that exercise will occur before the terminal date of the put option.
Therefore, the Company does not believe that the value of the Preferred has changed appreciably since issuance. Accordingly, no adjustment to the carrying value is required or appropriate. As noted above, the Company will continue to carry the remaining value of the Preferred as temporary equity until such time as L’s put rights expire. The Company will continue to evaluate the carrying value of the Preferred and, if it is apparent that a significant increase or decrease has occurred, will adjust the carrying value of the Preferred to reflect the changes in value. Should L exercise its put rights, at that time the Company will reclassify the carrying value of the Preferred to deferred revenue and will amortize that credit to revenue over the period that the product is expected to generate royalties to A. Should L never exercise its put rights, the Company will reclassify the carrying value of the Preferred to permanent equity at the date those rights expire.

Securities and Exchange Commission
March 31, 2006

Rights and Preferences of Alkermes Preferred Stock

Amendment & Restated Articles of Incorporation — 12/13/02
Section	Caption	Plain English Description
2	Conversion Price	Average closing price for ten days prior to a conversion date (optional or mandatory). If price on day before conversion is +/- 20%, use closing price on day before conversion.
3	Liquidation Preference	In the event of any voluntary or involuntary dissolution, liquidation or winding up, each share of preferred is entitled to liquidation value of $10,000 per share (which equals issuance price). Liquidation as defined does not include a change in control transaction.
4	Redemption	• Upon termination of the Alkermes/Lilly agreement for any reason other than CI or breach by Alkermes; redeemed for $0.01 per share, to the extent not converted.
6	Conversion	• Alkermes’ Option: all or a portion at any time at the Conversion Price after January 15, 2005.
• CI Termination: if the project is deemed CI then all shares are converted at the Conversion Price.
• Breach Conversion: If Lilly terminates for breach by Alkermes, the excess of $25,000,000 over to-date spending is converted at the Conversion Price.
• Automatic: if an NDA is filed, all outstanding shares convert at the Conversion Price.
6f	Terms of Issuance	• In no event shall Alkermes be required to issue more than 19.9% of its then-outstanding common stock pursuant to the conversion features.
• In no event shall Alkermes be required to issue more than 5% of its then-outstanding shares at any one time. If the conversion total exceeds 5%, the remaining preferred shares remain outstanding for one year and then convert at the Conversion Price measured using the anniversary date as the measurement date.
8	Voting Rights	Preferred stock is entitled to vote only on matters related to changes to the rights, preferences, etc. of the preferred stock. No other voting rights exist.

Securities and Exchange Commission
March 31, 2006

Stock Purchase Agreement 12/13/02
4.1	Purchase of Shares by Alkermes	Alkermes may call the shares at any time, or from time to time, on or after January 15, 2005, in consideration for a reduction in the royalty rate as specified in the Alkermes/Lilly agreement.

Lilly has the right to approve or disapprove of the call. Alkermes can try to call the shares in the following calendar year, subject to a Lilly right of approval. Lilly has to approve in writing for a call to occur.
4.2	Put of shares by Lilly	Lilly has the right to require Alkermes to call the shares, in whole or in part at any time, in consideration for a reduction in the royalty rate as specified in the Alkermes/Lilly agreement.

After notice from Lilly, Alkermes is precluded from exercising its option to convert or to call.
7.2	Resale Registration	Alkermes will file a registration statement for converted shares as soon as possible after a conversion event. There are no remedies to Lilly in the agreement if Alkermes fails to comply.
7.3	Obligations of Alkermes	Alkermes agrees to use its best efforts to cause the registration statement in 7.2 to be declared effective.

Alkermes agrees to use its best efforts to register and qualify under Blue Sky laws.

There are no remedies to Lilly in the agreement if Alkermes fails to comply.
7.5	Expenses	Alkermes and Lilly will split the cost of registration. Lilly agrees to absorb brokers’ fees, discounts, taxes, out of pocket costs related to Lilly’s brokers et al, and costs of Lilly advisors.
7.9	Reports under the Exchange Act	Alkermes agrees, from the conversion date to a date three years later, to make and keep public information available as defined in Rule 144 to file timely with the SEC all reports required.

There are no remedies to Lilly in the agreement if Alkermes fails to comply.

Securities and Exchange Commission
March 31, 2006

ALKERMES/Lilly Agreement Date April 1, 2001
6.2	Royalty Rate	Initial royalty rate set at 6% of defined product sales, with a 1% increase if a defined compound is included by Lilly in the commercial product.
16.2	Termination	Lilly may terminate at any time before product launch with 90 days written notice.
16.3	Termination	Lilly may terminate at any time after product launch with 180 days written notice.
16.4	Termination	For a breach by Alkermes, Lilly gets a royalty free license to the technology. For a breach by Lilly, Alkermes regains possession of the license and Lilly has no further rights.
Amendment No. 2 to Development and License Agreement 12/13/02
3	Obligations of Alkermes	Alkermes is solely responsible for all expenses to accomplish the development plan through December 31, 2004, except that Lilly shall not charge Alkermes for certain items.

Alkermes is obligated only to spend an additional $25 million over and above the already committed spending (the “Expense Cap”).
4	Obligations of Alkermes	If Alkermes spends less than the Expense Cap, then Lilly gets a credit for the difference, claimable only for additional research by Alkermes as directed by Lilly, except in the event that the agreement is terminated for CI.

In addition, if a CI Termination occurs, and Alkermes is unable to issue sufficient shares to cover the $30 million issuance value due to the limits on issuance described above, Lilly gets a credit that can also be applied towards additional research, measured as the difference between $30 million and the fair value of shares actually issuable and issued.

Securities and Exchange Commission
March 31, 2006

6	Royalty Rate	Amends royalty rate from 6.9% to 10.2%, subject to adjustment for the redemption option.

Amends section 6.2 of the original agreement, to state rates applicable if Lilly does or does not exercise its redemption option or if Alkermes does or does not exercise its call provision:

• If either party exercises on or before 12/31/06, the reduction in royalty rates is 3.3% to 6.9% (original was 6%);
• If either party exercises after 12/31/06 but before 12/31/07, the reduction is 2.2% to 8%;
• If either party exercises after 12/31/07 but before 12/31/08, the reduction is 1.1% to 9.1%;
• If either party exercises after 12/31/08, there is no reduction in the royalty rate.

Also provides that the royalty rate reduction is prorated based on the proportional amount of stock redeemed or called. In addition, Alkermes can convert at any time after January 15, 2005, in whole or in part, and if Alkermes converts in whole it locks in the rate at 10.2%.
9	CI	Defines CI as no company can develop such a product and allows Lilly the option to terminate for CI at any time until the earlier of 1/1/05 or the date the preferred stock is no longer outstanding.

* * * *

Securities and Exchange Commission
March 31, 2006

The Company acknowledges that:
·
•	the Company is responsible for the adequacy and accuracy of disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to the Company’s responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 583-6127.

Sincerely,
/s/ James M. Frates
James M. Frates
Chief Financial Officer